UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Transaction Agreement

On July 17, 2026, Maase Inc. (“MAAS” or the “Company”) entered into an equity interest sales and purchases agreement (the “Sale and Purchase Agreement”) with Galaxicore Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), Qingdao Huiju Laixi Intelligent Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “Target Company”) and other parties listed thereto.

Pursuant to the Sale and Purchase Agreement, as the ultimate beneficial owner of the Target Company, the Company agreed to sell 49% of the issued and outstanding equity interests of the Target Company (the “Sale Equity Interest”) to the Purchaser, for a total cash consideration of US$17 million (the “Consideration”). The Consideration are payable in installments as follows, 20% of which is to be prepaid immediately after execution of the Sale and Purchase Agreement, 50% of which is to be paid at closing, and the remaining 30% of which is to be paid within thirty (30) days after the closing of this transaction.

The transaction is expected to close by the end of August 2026, subject to satisfaction or waiver of customary closing conditions as set forth in the Sale and Purchase Agreement.

The proposed divestiture represents an important step in the Company’s ongoing efforts to optimize its business portfolio and sharpen its strategic focus on AI sector.

In connection with entry into the Sale and Purchase Agreement, the Company issued a press release on July 17, 2026, which is filed as Exhibit 99.1 to this Current Report on Form 6-K.

Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: risks and uncertainties related to whether the conditions required to close the transaction will be satisfied; value and business prospects of the disposed businesses and assets; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this current report. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 17, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: July 17, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

2